                     RYDER SCOTT COMPANY PETROLEUM ENGINEERS

[GRAPHIC OMITTED]
1100 LOUISIANA
SUITE 3800
HOUSTON, TEXAS 77002-5218
TELEPHONE (713) 651-9191
FAX (713) 651-0849

DON P. ROESLE, P.E.
EXECUTIVE VICE PRESIDENT

                                                              February 27, 1998

Union Pacific Resources Group Inc.
801 Cherry Street
Ft. Worth, Texas  76101-0007

Gentlemen:

                  At your request, Ryder Scott Company Petroleum Engineers ("Ryder Scott") has reviewed estimates of proved hydrocarbon liquid and natural gas reserves as of December 31, 1997 attributable to interests of Union Pacific Resources Group Inc. and certain affiliated companies that are wholly owned subsidiaries of Union Pacific Resources Corporation (collectively, "the Company") in certain wells or locations. In our opinion, (i) the Company has an effective system for gathering data and documenting information required to estimate its reserves, (ii) in making its estimates, the Company used appropriate engineering and evaluation principles and techniques that are in accordance with practices generally accepted in the petroleum industry and (iii) the overall proved reserves for the reviewed properties as estimated by the Company are reasonable. The estimates of reserves reviewed by Ryder Scott were prepared by engineers and geologists on the staff of the Company. The wells or locations for which estimates of reserves were reviewed by Ryder Scott on a well by well basis were selected by the Company who informed Ryder Scott that these selected reserves were contained in approximately 7,000 wells and comprised approximately 74 percent of the total net remaining proved reserves on a standard cubic feet of natural gas equivalent basis attributable to the total interests of the Company. The remainder of the proved reserves were reviewed on a summary level basis by business unit. The summary table below presents the estimated net remaining proved reserves attributable to the interests of the Company as of December 31, 1997 prepared by the staff of the Company and reviewed by Ryder Scott.

                                    SEC CASE
                     Estimated Net Remaining Proved Reserves
                        Attributable to the Interests of
                                   The Company
                             As of December 31, 1997
                     ---------------------------------------


                                                                                                        Total-Standard
                                                              Natural              Crude Oil,            Cubic Feet of
                                           Natural              Gas                 Including             Natural Gas
                                             Gas              Liquids              Condensates            Equivalent
                                            (BCF)             (MMBbl)                (MMBbl)                (BCFE)
                                         -------------    -----------------     ------------------    --------------------
Proved Developed Reserves                  2,217.0             103.3                   93.9                 3,400.2
Proved Undeveloped Reserves                  403.3              14.6                   34.9                   700.3
                                          --------           -------                 ------                --------
  Total Proved Reserves                    2,620.3             117.9                  128.8                 4,100.5


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Union Pacific Resources Group Inc.
February 27, 1998
Page 2


                  Liquid volumes are expressed in standard 42 gallon barrels. All natural gas volumes are expressed in billions of cubic feet ("Bcf") at the official temperature and pressure bases of the areas where the natural gas reserves are located. The liquid volumes were converted to standard cubic feet of natural gas equivalent on the basis of 6 Mcf per barrel. Natural gas imbalances, if any, were not taken into account in the natural gas reserve estimates reviewed by Ryder Scott. The net reserves shown above do not take into account changes in the Company's interests due to reversions at payout of certain wells or locations. The Company has informed Ryder Scott that, in their opinion, consideration of natural gas imbalances and interest reversions would have an insignificant effect on estimated reserve quantities.

Review Procedure and Opinion

                  In our opinion, the Company's estimates of future reserves for the properties reviewed by Ryder Scott were prepared using appropriate engineering and evaluation principles and techniques in accordance with generally accepted procedures for the estimation of future reserves, and we found no bias in the utilization and analysis of data. On a total Company basis, we were in agreement with the Company's estimates of net remaining proved reserves for the properties which we reviewed; however, with respect to individual properties, Ryder Scott's estimates were higher in some cases and lower in some cases. In those cases where the variance in Ryder Scott's estimates and the Company's estimates were greater than acceptable in our opinion, we used Ryder Scott's estimates. When these adjustments in the Company's estimates were made, the overall variation between Ryder Scott's estimates and the Company's estimates of net remaining proved reserves was insignificant and well within the range of reasonable differences between reserve estimators who have prepared their estimates without bias.

                  Certain technical personnel of the Company are responsible for the preparation of the Company's reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. Ryder Scott consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.

                  In performing our review, we relied upon data furnished by the Company with respect to property interests owned, plant interests, total plant throughput and residue gas, processing contract terms, production and well tests from examined wells, current costs for operations and future development, current prices for the products, geological maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. In addition to our examination of the Company's reserve estimates, data sufficiency, procedures and assumptions, our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

Reserve Estimates

                  In general, the reserves for the wells and locations reviewed by Ryder Scott were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.

                  The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive



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Union Pacific Resources Group Inc.
February 27, 1998
Page 3


trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.

                  The reserves presented herein, as estimated by the Company and reviewed by Ryder Scott, are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.

                  The proved reserves, which are attributable to the wells and locations reviewed by Ryder Scott, conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10(a) as clarified by subsequent Commission Staff Accounting Bulletins and are based on the following definition and criteria:


     Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.


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Union Pacific Resources Group Inc.
February 27, 1998
Page 4


General

                  Our opinion on estimated reserves reviewed is based on a detailed review of data in the Company's and Ryder Scott's files; however, we have not made any field examination of the properties. In general, the reserve estimates for the properties reviewed by Ryder Scott are based on data available through late 1997.

                  At the Company's request, Ryder Scott's review was limited to an examination of reserve quantities. We accepted, without independent verification, the Company's representation that they had applied economic parameters consistent with the guidelines of the Securities and Exchange Commission in their estimates of future income from the reserves presented in this report. The estimated quantities of reserves in this report are related to hydrocarbon prices; therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report. Ryder Scott has applied constant price and cost parameters in our evaluation of these reserves.

                  Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

                  This report was prepared for the exclusive use and sole benefit of the Company. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                                    Very truly yours,

                                                    RYDER SCOTT COMPANY
                                                    PETROLEUM ENGINEERS

                                                    /s/ Don P. Roesle, P.E.
                                                    Executive Vice President

DPR/sw